UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2009

Votorantim Celulose e Papel S.A.

Votorantim Pulp and Paper Inc.

(Translation of Registrant’s name into English)

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

Resultados 3T09

Correction on the Average Gross Debt Maturity – 3Q09

Please consider the table below in substitution of the one on Page 15 of the 3Q09 press release, published on November 13, 2009, adjusting the Average Gross Debt Maturity for the 3Q09.

Gross Debt	3Q09	2Q09	3Q08
Total Gross Debt	15.678	16.286	7.809
Gross Debt R$	5.712	7.045	1.441
Gross Debt USD	9.967	9.241	6.368
Average maturity (months)*	46	47	47
% short-term portion	30%	38%	37%
Total Cash	2.594	2.861	1.898
Cash and ST investments	2.594	2.861	1.898
Net Debt*	13.084	13.425	5.911

* Average maturity considering only the debt with financial institutions. If we include the debt with the families, the average maturity would be 37 months for the 3Q09.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Votorantim Celulose e Papel S.A.

Date: November 16, 2009	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer